SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

News Release	March 29, 2007 at 13.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s new CEO Jouko Karvinen starts in office at today’s AGM

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Jukka Härmälä addresses shareholders after 18 years as CEO.

Jukka Härmälä at the AGM:

“In 2006 profits rose as newsprint, uncoated fine paper and wood product prices increased, and we benefited from our internal profit improvement programmes. Profit 2007 and the Asset Performance Review (APR) are concluded ahead of schedule, but the returns are unsatisfactory as increases in energy costs last year and wood costs this year have eaten away a good lot of the benefits,” says CEO Jukka Härmälä.

“I would like to take this opportunity to thank all personnel, shareholders and the Board of Directors for very stimulating and rewarding years in the industry, and to wish all of you the very best in the future,” he concludes.

Stora Enso changes its strategic focus from growth to profitability

ROCE target remains 13%.

Jouko Karvinen at the AGM:

Stora Enso has accelerated its portfolio and strategy review. The key element in the new strategy is that the company will change its focus from growth to profitability. The ROCE target remains 13%.

“We have to make choices and focus on businesses that can earn double-digit returns on capital employed by allocating our resources to them,” says new CEO Jouko Karvinen at today’s Stora Enso Annual General Meeting.

The management of the company is not planning to initiate a new, specific profit improvement programme. Instead, the new CEO and his team will lead the company on an intensified improvement path. Decisions will be communicated when they have been made instead of announcing single multi-year plans.

“The good news is that the overall global economic situation is relatively healthy. However, that makes the distance to the 13% return on capital target over the cycle that much greater, so we have no time to lose,” Karvinen continues.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

“A reality for Stora Enso and the European forest products industry is the worsening shortage of wood supply resulting from announced higher Russian export duties, the increasing use of wood fibre as biofuel, and the rising environmental pressures to limit the procurement of wood raw material. As we have announced today, we have agreed not to buy wood from Metsähallitus from disputed areas in northern Finland for now, but there is no way we can produce pulp or sawn goods without sufficient wood supply. Some production curtailments are expected at Enocell Pulp Mill (part of Packaging Boards) in the second quarter of 2007 due to shortage of raw material. We are fast-tracking efforts to find alternative sources of wood – in parallel with initiatives to solve the issues of Russian duties and critical stakeholder dialogue will continue,” Karvinen concludes.

For further information, please contact:

Jukka Härmälä, CEO, tel. +358 2046 21404

Jouko Karvinen, CEO, tel. +358 2046 21404

Tim Laatsch, SVP, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Photos of Jouko Karvinen are available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=070329

Please copy the link into your web browser.

Stora Enso Oyj Business ID 1039050-8

2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel